May 29, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:    Christian Windsor

RE:	LendingClub Corporation Registration Statement on Form S-1

Ladies and Gentlemen:

In connection with the filing by LendingClub Corporation (the “Registrant”) on May 29, 2014 of a Registration Statement on Form S-1 registering a public offering of up to $3,000,000,000 aggregate principal amount of the Registrant’s Member Payment Dependent Notes (the Registration Statement”), the Registrant hereby acknowledges to the Securities and Exchange Commission that the following financials relating to Springstone Financial, LLC, which became a wholly owned subsidiary of the Registrant on April 17, 2014, will be included in a pre-effective amendment to the Registration Statement as soon as practicable:

•	Balance Sheets, and the related Statements of Operations and Cash Flows, for each of the quarters ended March 31, 2014 and 2013;

•	Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2014 and 2013; and

•	Unaudited Pro Forma Condensed Combined Statement of Operations for the quarter ended March 31, 2014

Please call Jason Altieri, general counsel to the Registrant, at 415.632.5666 with any questions regarding this matter.

Very truly yours,

LENDINGCLUB CORPORATION

By:	/s/ JASON ALTIERI
Name:	Jason Altieri
Its:	General Counsel

LendingClub Corporation

71 Stevenson Street Suite 300 San Francisco, CA 94105